UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

YUMA ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98872F 105

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 2 OF 15 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,368,765 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,368,765 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,368,765 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 3 OF 15 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP PIV DPC, L.P. 56-2551443
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,525,052 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,525,052 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,052 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 4 OF 15 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP PIV DPC II, L.P. 46-2050813
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,765,713 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,765,713 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,765,713 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 5 OF 15 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP DPC LLC 80-0898195
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,525,052 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,525,052 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,052 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 6 OF 15 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP DPC II LLC 46-2041177
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,765,713 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,765,713 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,765,713 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 7 OF 15 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,525,052 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,525,052 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,052 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 8 OF 15 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,368,765 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,368,765 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,368,765 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 9 OF 15 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,368,765 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,368,765 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,368,765 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 10 OF 15 PAGES

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2016, by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) RMCP PIV DPC, L.P., a Delaware limited partnership (“DPC PIV”), (iii) RMCP PIV DPC II, L.P., a Delaware limited partnership (“DPC PIV II” and, together with DPC PIV, the “DPC Funds”), (iv) RMCP DPC LLC, a Delaware limited liability company (“DPC LLC”), (v) RMCP DPC II LLC, a Delaware limited liability company (“DPC II LLC”), (vi) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (vii) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (viii) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.001 per share (“Common Stock”), of Yuma Energy, Inc., a Delaware corporation (“Yuma”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons (as defined below) that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

The DPC Funds, DPC LLC, DPC II LLC, RMCP GP and RMCP LLC are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

Between December 14, 2016 and December 23, 2016, RMCP LLC acquired 78,000 shares of Common Stock on the open market for an aggregate purchase price (excluding trading commissions and related administrative costs) of $279,281. The source of funds used by RMCP LLC to purchase such shares was working capital of RMCP LLC.

On December 31, 2016, Yuma issued 22,400 shares of Series D Preferred Stock (as defined herein) to DPC PIV II as a payment-in-kind dividend.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 6 below is hereby incorporated by reference in response to this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)	DPC PIV beneficially owns, in the aggregate, 2,525,052 shares of Common Stock, which represent approximately 20.7% of the outstanding Common Stock.(1) DPC PIV has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 2,525,052 shares of Common Stock.

(1)	All calculations of percentage ownership in this Schedule 13D are based on approximately 12,201,000 shares of Common Stock outstanding after giving effect to the transactions consummated pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of February 10, 2016, as amended by the First Amendment thereto on September 2, 2016, by and among Yuma, Davis Petroleum Acquisition Corp. and certain other parties thereto, as reported by Yuma in its Current Report on Form 8-K that was filed with the SEC on November 2, 2016. In addition, the calculation of the percentage ownership of each of DPC PIV II, DPC II LLC, RMCP LLC, RMCM and Mr. Mesdag also includes and gives effect to the issuance of the Convertible Shares (as defined herein).

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 11 OF 15 PAGES

Because DPC LLC may be deemed to control DPC PIV, DPC LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by DPC PIV. As a result, DPC LLC may be deemed to beneficially own, in the aggregate, 2,525,052 shares of Common Stock, representing approximately 20.7% of the outstanding Common Stock.

Because RMCP GP may be deemed to control DPC LLC, RMCP GP may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by DPC LLC. As a result, RMCP GP may be deemed to beneficially own, in the aggregate, 2,525,052 shares of Common Stock, representing approximately 20.7% of the outstanding Common Stock.

DPC PIV II beneficially owns, in the aggregate, 1,765,713 shares of Series D Convertible Preferred Stock, $0.001 par value per share, of Yuma (“Series D Preferred Stock”). Each share of Series D Preferred Stock is convertible into shares of Common Stock at the option of the holder at any time or upon certain mandatory triggering events, with an initial conversion price of approximately $11.074 per share. Assuming full conversion of the Series D Preferred Stock as of the date hereof, DPC PIV II would beneficially own, in the aggregate, 1,765,713 shares of Common Stock (the “Convertible Shares”), which represent approximately 12.6% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares. DPC PIV II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,765,713 shares of Series D Preferred Stock and all of the Convertible Shares.

Because DPC II LLC may be deemed to control DPC PIV II, DPC II LLC may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all Common Stock beneficially owned by DPC PIV II. As a result, DPC II LLC may be deemed to beneficially own, in the aggregate, 1,765,713 shares of Common Stock, representing approximately 12.6% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares.

RMCP LLC beneficially owns, in the aggregate, 78,000 shares of Common Stock, which represent approximately 0.6% of the outstanding Common Stock. RMCP LLC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 78,000 shares of Common Stock.

Because each of RMCP LLC, RMCM and Mr. Mesdag may be deemed to control each of RMCP GP and DPC II LLC, each of RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by RMCP GP and DPC II LLC. Furthermore, because of each RMCM and Mr. Mesdag may be deemed to control RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition, of all of the Common Stock beneficially owned by RMCP LLC. As a result, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, in the aggregate, 4,368,765 shares of Common Stock, representing approximately 31.3% of the outstanding Common Stock, after giving effect to the issuance of the Convertible Shares.

Other than shares of Common Stock beneficially owned by the DPC Funds and RMCP LLC as reported above, none of the Reporting Persons may be deemed to beneficially own any shares of Common Stock.

Each of the DPC Funds, DPC LLC, DPC II LLC, RMCP GP and RMCP LLC affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 12 OF 15 PAGES

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to include the following information:

RMCP LLC and Yuma entered into a confidentiality and standstill agreement (the “Confidentiality Agreement”) on March 2, 2017, pursuant to which Yuma has agreed that it may provide RMCP LLC with certain information about Yuma on a confidential basis, and RMCP LLC has agreed to certain standstill provisions. The standstill provisions include limitations on the ability of Red Mountain to (i) solicit proxies to vote any Common Stock, (ii) nominate or seek to nominate any other person to the board of directors of Yuma, (iii) submit a proposal to Yuma for any extraordinary transaction involving Yuma or any of its securities or assets, or (iv) seek to control or influence the board of directors or management or policies of Yuma; provided that, for the avoidance of doubt, such prohibitions are not intended to be construed to apply to confidential communications made by Mr. Teets or any other person in his capacity as a board member of Yuma. Unless terminated earlier pursuant to the provisions of the Confidentiality Agreement, the standstill provisions expire on the later to occur of (x) December 31, 2017 or (y) three months after the date upon which no persons associated with Red Mountain is serving on the Yuma board of directors.

The foregoing description of the Confidentiality Agreement is a summary only and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit 6 to this Schedule 13D and is hereby incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

6	Confidentiality Agreement, dated as of March 2, 2017, by and between Yuma Energy, Inc. and Red Mountain Capital Partners LLC (filed herewith)

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 13 OF 15 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2017

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:		Willem Mesdag
Title:		Authorized Signatory

RMCP PIV DPC, L.P.

By:		RMCP DPC LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP PIV DPC II, L.P.

By:	RMCP DPC II LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP DPC LLC

By:	RMCP GP LLC, its managing member

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP DPC II LLC

By:	Red Mountain Capital Partners LLC, its managing member

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 14 OF 15 PAGES

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 98872F 105	SCHEDULE 13D/A	PAGE 15 OF 15 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of November 7, 2016, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 7, 2016)

2	Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Yuma Energy, Inc. with the SEC on February 16, 2016)

3	First Amendment to the Agreement and Plan of Merger and Reorganization dated as of September 2, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1(a) to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on September 6, 2016)

4	Registration Rights Agreement dated October 26, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on November 1, 2016)

5	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Yuma Energy, Inc. with the SEC on November 1, 2016)

6	Confidentiality Agreement, dated as of March 2, 2017, by and between Yuma Energy, Inc. and Red Mountain Capital Partners LLC (filed herewith)